================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           CONTINENTAL CIRCUITS CORP.
       -------------------------------------------------------------------
                            (NAME OF SUBJECT COMPANY)

                           HADCO ACQUISITION CORP. II
                                HADCO CORPORATION
       -------------------------------------------------------------------
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
       -------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   989852-10-8
       -------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 ---------------

                                 ANDREW E. LIETZ
                             CHIEF EXECUTIVE OFFICER
                                HADCO CORPORATION
                                12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
       -------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 ---------------

                                   COPIES TO:
                            STEPHEN A. HURWITZ, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110

                                 ---------------

                                FEBRUARY 16, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



                            CALCULATION OF FILING FEE

================================================================================
      Transaction Valuation*                           Amount of Filing Fee

         $185,117,172.70                                    $37,023.43
================================================================================

   *Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of the 7,290,343 shares of common stock, $.01 par value (the "Shares") outstanding at February 16, 1998 at $23.90 per Share in cash and the purchase of 989,200 Shares issuable upon the exercise of options outstanding at February 16, 1998, at $23.90 per Share in cash less the exercise price of such options.


[ ]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid: None                     Filing Party: Not Applicable
   Form or Registration No: Not Applicable          Date Filed: Not Applicable


================================================================================

-------------------------                                  ---------------------
  CUSIP No. 989852-10-8      SCHEDULE 14D-1 AND 13D          Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS

        Hadco Acquisition Corp. II

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)                                                  [ ]

        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        580,000
--------------------------------------------------------------------------------
8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        N/A
--------------------------------------------------------------------------------
9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        7.0%
--------------------------------------------------------------------------------
10.     TYPE OF REPORTING PERSON*

        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* On February 16, 1998, Hadco Corporation, a Massachusetts corporation ("Parent"), and Hadco Acquisition Corp. II, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders (collectively, the "Selling Stockholders") of Continental Circuits Corp. (the "Company") and the Company, pursuant to which the Selling Stockholders agreed to tender to Purchaser an aggregate of 580,000 shares of common stock, $.01 par value per share, of the Company beneficially owned by them (representing approximately 7.0% of the Shares outstanding calculated on a fully-diluted basis). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed to validly tender pursuant to Purchaser's offer to purchase all of the Shares which are owned of record or beneficially by them and to vote such Shares in favor of the Merger. The Stockholders Agreement is described more fully in Section 12 of the Offer to Purchase dated February 20, 1998.

-------------------------                                  ---------------------
  CUSIP No. 989852-10-8      SCHEDULE 14D-1 AND 13D          Page 4 of 8 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS

        Hadco Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)                                                  [ ]

        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        580,000*
--------------------------------------------------------------------------------
8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        N/A
--------------------------------------------------------------------------------
9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        7.0%*
--------------------------------------------------------------------------------
10.     TYPE OF REPORTING PERSON*

        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


*  The footnote on page 3 is incorporated by reference herein.

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 is filed by Hadco Corporation, a Massachusetts corporation ("Parent"), and Hadco Acquisition Corp. II, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Continental Circuits Corp. (the "Company"), a Delaware corporation, at $23.90 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the tender to Purchaser of 580,000 shares pursuant to the Stockholders Agreement dated February 16, 1998 among Parent, Purchaser, the Company and certain stockholders of the Company. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Continental Circuits Corp., a Delaware corporation. The address of the Company's principal executive offices is 3502 East Roeser Road, Phoenix, Arizona 85040.

    (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither Purchaser or Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

    (b)(c) and (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Offer to Purchase dated February 20, 1998.
(a)(2) Letter of Transmittal.
(a)(3) Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) Text of Press Release dated February 17, 1998.
(a)(8) Form of Summary Advertisement dated February 20, 1998.

(b) Amended and Restated Revolving Credit Agreement dated as of December 9, 1997 between Parent and BankBoston, N.A.

(c)(1) Agreement and Plan of Merger dated as of February 16, 1998, among Parent, Purchaser and the Company.
(c)(2) Stockholders Agreement dated February 16, 1998 among Parent, Purchaser, the Company and the Selling Stockholders.
(c)(3) Employment Agreement dated February 16, 1998 by and between Parent and Frederick G. McNamee, III.

(d) None.

(e) Not applicable.

(f) None.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1998                      HADCO ACQUISITION CORP. II


                                              By: /s/ TIMOTHY P. LOSIK
                                                  ------------------------------
                                              Name: Timothy P. Losik
                                              Title: Vice President


                                              HADCO CORPORATION


                                              By: /s/ TIMOTHY P. LOSIK
                                                  ------------------------------
                                              Name: Timothy P. Losik
                                              Title: Senior Vice President

                                  EXHIBIT INDEX

   EXHIBIT                                DESCRIPTION                                                                           PAGE
   -------                                -----------                                                                           ----
    (a)(1)  Offer to Purchase dated February 20, 1998........................................................................
    (a)(2)  Letter of Transmittal............................................................................................
    (a)(3)  Notice of Guaranteed Delivery....................................................................................
    (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.................................
    (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust...........................................
            Companies and Other Nominees.....................................................................................
    (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9............................
    (a)(7)  Text of Press Release dated February 17, 1998....................................................................
    (a)(8)  Form of Summary Advertisement dated February 20, 1998............................................................
    (b)     Amended and Restated Credit Agreement between Parent and BankBoston, N.A. dated as of December 9, 1997...........
    (c)(1)  Agreement and Plan of Merger dated as of February 16, 1998 among Parent, Purchaser and the Company...............
    (c)(2)  Stockholders Agreement dated February 16, 1998 among Parent, Purchaser, the Company and the Selling
             Stockholders....................................................................................................
    (c)(3)  Employment Agreement dated February 16, 1998 by and between Parent and Frederick G. McNamee, III.................